51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Aduro Clean Technologies Inc. (the "Company" or "Aduro")
542 Newbold St.
London, Ontario, Canada, N6E 2S5

Item 2 Date of Material Change

June 23, 2026

Item 3 News Release

The news release dated June 24, 2026 was disseminated via GlobeNewswire.

Item 4 Summary of Material Change

The Company closed its non-brokered private placement for gross proceeds of C$9,155,940.80 (US$6,564,810.21) from the sale of 431,884 common shares (the "LIFE Shares") at a price of C$21.20 (US$15.20) per LIFE Share (the "LIFE Offering") under the LIFE Exemption (as defined herein).

Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"), the LIFE Offering was made to purchasers resident in all provinces of Canada, except Quebec, pursuant to the listed issuer financing exemption under Part 5A of NI 45-106 and Coordinated Blanket Order 45-935 - Exemptions from Certain Conditions of the Listed Issuer Financing Exemption of the Canadian Securities Administrators (the "LIFE Exemption"). The securities offered under the LIFE Offering pursuant to the LIFE Exemption are not subject to resale restrictions in accordance with applicable Canadian securities laws.

The Company's amended and restated offering document dated June 15, 2026 (the "Offering Document") relating to the LIFE Offering is available under the Company's profile on SEDAR+ at www.sedarplus.ca and on the Company's website at www.adurocleantech.com.

The Company intends to use the net proceeds of the LIFE Offering in the manner described in the Offering Document, including for technology development, commercialization activities, working capital and general corporate purposes.

In connection with the LIFE Offering, the Company paid aggregate cash finder's fees of C$539,994.53 to eligible finders in accordance with applicable securities laws and Toronto Stock Exchange requirements.

Certain insiders of the Company participated in the LIFE Offering (the "Insiders"). The participation by insiders constitutes a "related party transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions ("MI 61-101"). The Company has relied on applicable exemptions from the formal valuation and minority approval requirements in Sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101. The Company did not file a material change report with respect to the insider participation more than 21 days before the expected closing of the LIFE Offering, as the details and amounts of the insider participation were not finalized until shortly prior to closing and the Company wished to close the transaction as soon as practicable for sound business reasons.

The Toronto Stock Exchange has conditionally approved the LIFE Offering. Final approval remains subject to customary post-closing requirements. The Company has relied on the exemption set forth in Section 602.1 of the TSX Company Manual in connection with the LIFE Offering.

All foreign exchange calculations set forth in this report are based on the exchange rate posted by the Bank of Canada on June 9, 2026 of US$1 = C$1.3947.

Item 5 Full Description of Material Change

The material change is fully described in Item 4 above.

MI 61-101 Requirements

A portion of the LIFE Offering and the issuance of certain of the LIFE Shares are "related-party transactions" as such term is defined in MI 61-101.

The following supplementary information is provided in accordance with Section 5.2 of MI 61-101.

(a) a description of the transaction and its material terms:

See Item 4 above for a description of the LIFE Offering and the issuance of the LIFE Shares.

(b) the purpose and business reasons for the transaction:

The Company will use the net proceeds of the LIFE Offering in the manner described in the Offering Document, including for technology development, commercialization activities, working capital and general corporate purposes.

(c) the anticipated effect of the transaction on the issuer's business and affairs:

The Company anticipates that the transaction will not have a material effect on its business and affairs, other than providing an additional source of funding for its operations.

(d) a description of:

(i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

Ofer Vicus, the Chief Executive Officer and a director of the Company, was issued 2,360 LIFE Shares for gross proceeds of $50,032.

Peter Kampian, a director of the Company, was issued 5,000 LIFE Shares for gross proceeds of $106,000.

(ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The following table sets out the effect of the LIFE Offering on the percentage of securities of the Company beneficially owned or controlled by each of the Insiders:

Name and Position	Dollar Amount of LIFE Offering	Number of LIFE Shares Issued	No. of Shares Held prior to Closing of the LIFE Offering	Percentage of Issued and Outstanding Shares prior to Closing of the LIFE Offering	No. of Shares Held After Closing of the LIFE Offering	Percentage of Issued and Outstanding Shares After Closing of the LIFE Offering
Ofer Vicus Chief Executive Officer and Director	$50,032	2,360 LIFE Shares	Undiluted: 9,792,515 Diluted: 9,888,958(1)	Undiluted: 27.97%(2) Diluted: 28.17%(3)	Undiluted: 9,794,875 Diluted: 9,891,318(4)	Undiluted: 27.64%(5) Diluted: 27.83%(6)
Peter Kampian Director	$106,000	5,000 LIFE Shares	Undiluted: 21,970 Diluted: 177,417(7)	Undiluted: 0.06%(2) Diluted: 0.50%(8)	Undiluted: 26,970 Diluted: 182,417(9)	Undiluted: 0.08%(5) Diluted: 0.51%(10)

(1) Comprised of (i) 9,792,515 common shares of the Company (each, a "Share") held directly; and (ii) an aggregate of 96,443 stock options, each exercisable into one Share, of which 47,693 are exercisable at a price of $6.50 until August 6, 2029 and 48,750 are exercisable at a price of $13.50 per Share until July 3, 2030, all of which may be exercised within the next 60 days.

(2) Based on 35,011,540 Shares outstanding prior to the LIFE Offering.

(3) Based on 35,107,983 Shares comprised of: (i) 35,011,540 Shares outstanding prior to the LIFE Offering; and (ii) 96,443 Shares that may be issued on exercise of stock options, exercisable within 60 days.

(4) Comprised of (i) 9,794,875 Shares held directly; and (ii) all of the convertible securities set out in footnote (1) above, all of which may be exercised within the next 60 days.

(5) Based on 35,443,424 Shares outstanding after the completion of the LIFE Offering.

(6) Based on 35,539,867 Shares comprised of: (i) 35,443,424 Shares outstanding after the completion of the LIFE Offering; and (ii) 96,443 Shares that may be issued on exercise stock options, exercisable within 60 days.

(7) Comprised of (i) 21,970 Shares held directly; and (ii) an aggregate of 155,447 stock options, each of which is exercisable into one Share, of which 21,539 are exercisable at a price of $6.50 until August 6, 2029, 76,924 are exercisable at a price of $2.1125 until April 30, 2031, 30,770 are exercisable at a price of $2.34 until February 20, 2032, 15,385 are exercisable at a price of $3.25 until December 29, 2027 and 10, 829 are exercisable at a price of $13.50 per Share until July 3, 2030, all of which may be exercised within the next 60 days.

(8) Based on 35,166,987 Shares comprised of: (i) 35,011,540 Shares outstanding prior to the LIFE Offering; and (ii) 155,447 Shares that may be issuable on exercise of stock options, exercisable within 60 days.

(9) Comprised of (i) 26,970 Shares held directly; and (ii) all of the convertible securities set out in footnote (7) above, all of which may be exercised within the next 60 days.

(10) Based on 35,598,871 Shares comprised of: (i) 35,443,424 Shares outstanding after the completion of the LIFE Offering; and (ii) 155,447 stock options, exercisable within 60 days.

(e) unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The board of directors approved the LIFE Offering and the issuance of the LIFE Shares, with each of Ofer Vicus and Peter Kampian abstaining from voting on his respective subscription agreement and the issuance of his respective LIFE Shares. A special committee was not established in connection with the approval of the LIFE Offering and the issuance of the LIFE Shares, and no materially contrary view or abstention was expressed or made by any director.

(f) a summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g) disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:

(i) that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii) the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h) the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company entered into a subscription agreement dated June 23, 2026 with Ofer Vicus, the Chief Executive Officer and a director of the Company, whereby Ofer Vicus was issued 2,360 LIFE Shares for gross proceeds of $50,032.

The Company entered into a subscription agreement dated June 23, 2026 with Peter Kampian, a director of the Company, whereby Peter Kampian was issued 5,000 LIFE Shares for gross proceeds of $106,000.

(i) disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

The Company has relied on applicable exemptions from the formal valuation and minority approval requirements in Sections 5.5(a) and 5.7(1)(a), respectively, of MI 61-101. The Company did not file a material change report with respect to the insider participation more than 21 days before the expected closing of the LIFE Offering, as the details and amounts of the insider participation were not finalized until shortly prior to closing and the Company wished to close the transaction as soon as practicable for sound business reasons.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Mena Beshay, Chief Financial Officer
Telephone: 226-784-8889

Item 9 Date of Report

June 25, 2026